

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Josephine Iannelli
Chief Financial Officer
Bar Harbor Bankshares
PO Box 400
82 Main Street
Bar Harbor, ME 04609

> **Re: Bar Harbor Bankshares**
> **Form 10-K For the Fiscal Year Ended December 31, 2020**
> **File No. 001-13349**

Dear Ms. Iannelli:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance